Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165643

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SUPPLEMENT NO. 6 DATED SEPTEMBER 4, 2013 TO THE PROSPECTUS DATED APRIL 26, 2013

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc. (the “Company”), dated April 26, 2013, Supplement No. 4, dated July 23, 2013 and Supplement No. 5, dated August 16, 2013. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock;

(2)	the completion of our acquisition of the Valley Baptist Wellness Center;

(3)	the completion of our acquisition of the Akron General Integrated Medical Facility;

(4)	the completion of our acquisition of the Victory Medical Center Landmark; and

(5)	the partial repayment of the Victory/Walnut Hill Bridge Loan.

Status of Our Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010 (the “Offering”). Of these shares, we are offering 150,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan (“DRIP”). As of September 3, 2013, we had accepted investors’ subscriptions for and issued 49,728,858 shares of our common stock in the Offering (including shares of common stock issued pursuant to the DRIP), resulting in our receipt of gross proceeds of $494,180,599. As of September 3, 2013, we had 125,271,142 shares of our common stock remaining in our Offering.

We will offer shares of our common stock pursuant to the Offering until December 10, 2013, unless all shares being offered have been sold, in which case the Offering will be terminated. If all of the shares we are offering in the Offering have not been sold by December 10, 2013, we may extend the Offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our Offering of shares reserved for issuance pursuant to the DRIP until we have sold all shares allocated to the DRIP through the reinvestment of distributions, in which case participants in the DRIP will be notified. The Offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the Offering at any time prior to the stated termination date.

Acquisitions of Valley Baptist Wellness Center, Akron General Integrated Medical Facility and Victory Medical Center Landmark

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Our Investment Objectives” section on page 5 of the prospectus and the “Investment Objectives, Strategy and Criteria—Description of Real Estate Investments—Wholly-owned properties” section beginning on page 114 of the prospectus.

On August 16, 2013, a wholly-owned subsidiary of Carter/Validus Operating Partnership, LP (“CVOP”), our operating partnership, acquired 100% of the fee simple interest in a 38,111 rentable square foot medical facility (the “Valley Baptist Wellness Center”), located in Harlingen, Texas, for a purchase price of $10,283,000, plus closing costs. The seller of the Valley Baptist Wellness Center, Medistar Harlingen Wellness, L.P., a Texas limited partnership, is not affiliated with us, our advisor, Carter/Validus Advisors, LLC, or our respective affiliates. We financed the purchase of the Valley Baptist Wellness Center using net proceeds from our initial public offering.

On August 23, 2013, a wholly-owned subsidiary of CVOP acquired 100% of the fee simple interest in a 38,564 rentable square foot medical facility (the “Akron General Integrated Medical Facility”), located in Green, Ohio, for a purchase price of $9,681,000, plus closing costs. The seller of the Akron General Integrated Medical Facility, Green Medical Investors, LLLP, a Florida limited liability limited partnership, is not affiliated with us, our advisor or our respective affiliates. We financed the purchase of the Akron General Integrated Medical Facility using net proceeds from our initial public offering.

On August 29, 2013, wholly-owned subsidiaries of CVOP acquired 100% of the fee simple interest in a 82,316 rentable square foot medical facility (the “Victory Medical Center Landmark”), located in San Antonio, Texas, for a purchase price of $32,166,500, plus closing costs. The sellers of the Victory Medical Center Landmark, Medistar Victory SA Hospital, L.P., a Texas limited partnership, and Victory Landmark Real Estate, LLC, a Texas limited liability company, are not affiliated with us, our advisor or our respective affiliates. We financed the purchase of the Victory Medical Center Landmark using net proceeds from our initial public offering.

Description of the Properties

The Valley Baptist Wellness Center was constructed in 2007. The property is located on approximately 5.23 acres in Harlingen, Texas. As of August 16, 2013, the Valley Baptist Wellness Center was 100% leased to Valley Baptist Wellness Center, LLC (“Valley Baptist”). In connection with the acquisition, we paid an acquisition fee of approximately $205,660, or 2% of the purchase price, to our advisor.

The Akron General Integrated Medical Facility was constructed in 2013. The property is located on approximately 4.00 acres in Green, Ohio. As of August 23, 2013, the Akron General Integrated Medical Facility was 100% leased to Akron General Health System, an Ohio not for profit corporation (“Akron General Health System”). In connection with the acquisition, we paid an acquisition fee of approximately $193,620, or 2% of the purchase price, to our advisor.

The Victory Medical Center Landmark was constructed in 2013. The property is located on approximately 6.25 acres in San Antonio, Texas. As of August 29, 2013, the Victory Medical Center Landmark was 100% leased to Victory Medical Center Landmark, L.P. (“Victory Medical Center”). In connection with the acquisition, we paid an acquisition fee of approximately $643,330, or 2% of the purchase price, to our advisor.

In evaluating Valley Baptist Wellness Center, Akron General Integrated Medical Facility and Victory Medical Center Landmark as potential acquisitions and determining the appropriate amount of consideration to be paid for such acquisitions, a variety of factors were considered, including the property condition and environmental reports, physical condition and curb appeal, age, location, including visibility and access, tenant creditworthiness, the operator of the facility, lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal options, expansion, termination, purchase options, exclusive and permitted use provisions, assignment, sublease and co-tenancy provisions, local market conditions, demographics and population growth patterns, neighboring properties, the potential for new property construction in the area and whether there were any anticipated required capital improvements.

The following table summarizes the acquisitions of the Valley Baptist Wellness Center, the Akron General Integrated Medical Facility and the Victory Medical Center Landmark:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy	Location
Valley Baptist Wellness Center	08/16/2013	2007	$10,283,000	$205,660	7.43%	8.58%	100.00%	Harlingen, TX
Akron General Integrated Medical Facility	08/23/2013	2013	$9,681,000	$193,620	7.40%	8.47%	100.00%	Green, OH
Victory Medical Center Landmark	08/29/2013	2013	$32,166,500	$643,330	8.07%	10.30%	100.00%	San Antonio, TX

(1)	Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 84 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The properties are subject to long-term net leases. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The properties are subject to long-term net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

We believe the Valley Baptist Wellness Center, the Akron General Integrated Medical Facility and the Victory Medical Center Landmark are suitable for their present and intended purpose as medical facilities and adequately covered by insurance.

The Valley Baptist Wellness Center is located in the Brownsville-Harlingen, TX metropolitan statistical area, and as such may compete with other medical facilities for tenants if the current tenant lease is not renewed.

The Akron General Integrated Medical Facility is located in the Akron, OH metropolitan statistical area, and as such may compete with other medical facilities for tenants if the current tenant lease is not renewed.

The Victory Medical Center Landmark is located in the San Antonio-New Braunfels, TX metropolitan statistical area, and as such may compete with other medical facilities for tenants if the current tenant lease is not renewed.

We will pay an affiliate of our advisor a property management and leasing fee of 3% of the gross monthly revenues derived from the operations of the Valley Baptist Wellness Center, the Akron General Integrated Medical Facility and the Victory Medical Center Landmark. Among other things, the property manager has the authority to negotiate and enter into leases for the Valley Baptist Wellness Center, the Akron General Integrated Medical Facility and the Victory Medical Center Landmark on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Our other affiliates may receive additional fees or compensation as a result of the acquisitions of the Valley Baptist Wellness Center, the Akron General Integrated Medical Facility and the Victory Medical Center Landmark in accordance with the compensation provisions described in the prospectus.

Tenant Lease Terms

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria—Description of Real Estate Investments—Tenant Lease Expirations—Wholly-owned properties” section on page 117 of the prospectus.

Wholly-owned properties

The following table shows, as of each property’s respective acquisition date, the principal provisions of the lease terms for the sole tenants of the Valley Baptist Wellness Center, the Akron General Integrated Medical Facility and the Victory Medical Center Landmark:

Tenant (1)	Renewal Options (2)	Current Annual Base Rent		Base Rent Per Square Foot	Lease Expiration
Valley Baptist	2/5 yr	$758,147	(3)	$19.89	03/15/2027
Akron General Health System	2/10 yr	$711,506	(4)	$18.45	04/19/2025
Victory Medical Center	3/5 yr	$2,595,052	(4)	$31.53	09/01/2033

(1)	All of the operations and the principal nature of business of the tenants are healthcare related.
(2)	Represents option renewal period/term of each option.
(3)	The annual base rent under the lease increases every year by 2.25% of the then-current base rent.
(4)	The annual base rent under the lease increases every year by 2.50% of the then-current base rent.

Depreciable Tax Basis

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria—Depreciable Tax Basis—Wholly-owned and joint venture properties” section appearing on page 122 of the prospectus.

Wholly-owned and joint venture properties

For 2012, the real estate taxes on the Valley Baptist Wellness Center were approximately $55,836. For federal income tax purposes, we estimate that the depreciable basis in the Valley Baptist Wellness Center will be approximately $9,254,700.

For 2012, the real estate taxes on the Akron General Integrated Medical Facility were approximately $5,000. For federal income tax purposes, we estimate that the depreciable basis in the Akron General Integrated Medical Facility will be approximately $8,712,900.

For 2012, the real estate taxes on the Victory Medical Center Landmark were approximately $50,600. For federal income tax purposes, we estimate that the depreciable basis in the Victory Medical Center Landmark will be approximately $28,949,850.

For federal income tax purposes, we depreciate personal property and buildings based upon an estimated useful life of 7 and 39 years, respectively.

Line of Credit Facility

The following information supplements and should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies—Entry into a Line of Credit Facility” section beginning on page 120 of the prospectus.

Each subsidiary of CVOP in the collateral pool is a party to and guarantor of the KeyBank Loan Agreement and has secured the KeyBank Credit Facility by executing a Mortgage or Deed of Trust and an Assignment of Leases and Rents for the benefit of the lender. The following table presents information on the property in which CVOP has pledged a security interest that serves as collateral for the KeyBank Credit Facility since August 16, 2013:

Entity (1)	Property (2)	Date Added	Borrowing Base Availability (3)
HC-1946 Town Park Boulevard, LLC	Akron General Integrated Medical Facility	August 28, 2013	$4,791,000

(1)	The Operating Partnership has assigned its rights under a property management agreement of the entity as additional collateral to secure the KeyBank Credit Facility.
(2)	The Operating Partnership has pledged a security interest in the property that serves as collateral for the KeyBank Credit Facility pursuant to the terms of the KeyBank Loan Agreement.
(3)	The actual amount of credit available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Loan Agreement.

As of the date of this prospectus supplement, we have drawn down $55,000,000 under the KeyBank Credit Facility and we have approximately $59,854,000 remaining available thereunder.

Victory/Walnut Hill Bridge Loan

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Description of Real Estate Investments” section beginning on page 11 of the prospectus and the “Investment Objectives, Strategy and Policies—Investment Strategy—Investing in and Originating Loans” section beginning on page 102 of the prospectus:

As previously disclosed on May 7, 2013, we, through our operating partnership, entered into a bridge loan agreement with three unaffiliated borrowers, which was subsequently amended on June 27, 2013 (the “Victory/Walnut Hill Bridge Loan”). Pursuant to the agreement, the operating partnership provided funds to the borrowers in an aggregate principal amount of $18,000,000.

In connection with our purchases of and with the proceeds from the Valley Baptist Wellness Center and the Victory Medical Center Landmark, the borrowers repaid $4,000,000 and $7,000,000, respectively, of the Victory/Walnut Hill Bridge Loan. As of September 4, 2013, there was still approximately $7,000,000 outstanding under the Victory/Walnut Hill Bridge Loan.

The Victory/Walnut Hill Bridge Loan bears interest at a per annum rate equal to 12% and matures upon the earlier to occur of (i) the sale or refinancing of the Walnut Hill Hospital; (ii) May 7, 2014; and (iii) the date on which all of the obligations of the borrowers under the loan agreement become due and payable. The borrowers will repay the remainder of the Victory/Walnut Hill Bridge Loan from our anticipated purchase of the Walnut Hill Hospital for approximately $7,000,000.

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